100 University Avenue, 8th floor
Date: April 13, 2018	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TITAN MEDICAL INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 10, 2018
Record Date for Voting (if applicable) :	May 10, 2018
Beneficial Ownership Determination Date :	May 10, 2018
Meeting Date :	June 14, 2018
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	88830X108	CA88830X1087

Sincerely,

Computershare
Agent for TITAN MEDICAL INC.